FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 20, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that Venezuela has assumed operational control over Matesi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Venezuela Assumes Operational Control Over Matesi

LUXEMBOURG--(Marketwire - August 19, 2009) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") announced that Venezuela, acting through the transition committee appointed by the Venezuelan Ministry of Basic Industries and Mining , unilaterally assumed exclusive operational control over the assets of Matesi Materiales Siderúrgicos S.A. ("Matesi").

While continuing to reserve all of its rights under investment treaties and Venezuelan and international law, Tenaris is prepared to engage in discussions with the Venezuelan government regarding the fair and adequate terms and conditions for the transfer of Matesi to Venezuela.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications. [Missing Graphic Reference]

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com